1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000
September 15, 2020
VIA EDGAR
Samantha Brutlag
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	iShares Trust (the "Trust")
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 2,358

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,358 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares Virtual Work and Life Multisector ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on May 18, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week prior to the filing becoming effective.

Comment 2: In the Principal Investment Strategies section, the Fund notes that the Underlying Index includes small, mid and large-cap stocks, but investing in small-cap stocks is not a principal risk of the Fund. Please clarify whether small cap stocks are a principal risk of the Fund.

Response: The Underlying Index includes small, mid and large-cap stocks as part of its strategy (i.e., it is relatively capitalization neutral). However, the Registrant does not believe that the Underlying Index's current allocation to small cap stocks rises to the level of a principal risk.

Securities and Exchange Commission

September 15, 2020

Comment 3: At the end of the Principal Investment Strategy section, it is stated that the Fund may concentrate in a particular industry or sector. The Staff requests that the registrant state which industries the Fund will be concentrated in, as of the date of the Prospectus.

Response: The Registrant has noted the concentration of the Underlying Index in the Information Technology and Communication Services industries in the Principal Investment Strategy section of the Fund's prospectus, as of a recent date, and added corresponding risk disclosure.

Comment 4: Please reorder the principal risks in order of importance for the top 3-5 risks rather than listing all of the risks alphabetically.

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 5: For the description of the portfolio managers, please add the year that they began managing the Fund.

Response: The requested change has been made.

Comment 6: Please consider adding Asian economic risk as sub-risk to "Non-U.S. Securities Risk" in the Summary portion of the Prospectus.

Response: The Trust respectfully notes that, while "Asian Economic Risk" is currently identified under the risk titled "Non-U.S. Securities Risk" in the summary prospectus, the Trust does not consider the risk itself to merit a separate section in the Summary portion of the Prospectus. It is subsumed within "Non-U.S. Securities Risk." Additional disclosure is provided in the "A Further Discussion of Principal Risks" section of the statutory prospectus to provide additional context for "Asian Economic Risk." We note that the Underlying Index's exposure to any one country or region will change over time.

* * * *

Securities and Exchange Commission

September 15, 2020

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Smith Marisa Rolland Nick Cordell Michael Gung George Rafal Matthew Haddadin